SO ## 4/4/03

03015391

SECURITIE... ...SSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-50175

RECEIVED APR 03 2003 PROCESSING SECTION 187

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Acorn Overseas Securities Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 East 88th Street, 2D

(No. and Street)

New York	New York	10128
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leonard Schwalb 212-426-1700

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Leonard Schwalb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Acorn Overseas Securities Co., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

REBECCA M. SPECKER
Notary Public State of New York
No. 01SP5077633
Qualified in New York County
Commission Expires 11/9/05

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Acorn Overseas Securities Co.

December 31, 2002
with Report of Independent Auditors

Acorn Overseas Securities Co.

Statement of Financial Condition

December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Board of Directors of
Acorn Overseas Securities Co.

We have audited the accompanying statement of financial condition of Acorn Overseas Securities Co. (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Acorn Overseas Securities Co. at December 31, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

March 26, 2003

Acorn Overseas Securities Co.

Statement of Financial Condition

December 31, 2002
(Expressed in U.S. Dollars)

Assets	
Receivable from brokers	$ 2,018,126
Investments owned:	
Marketable, at market value	2,388,823
Not readily marketable, at fair value	1,347,061
Derivative contracts, at fair value	19,461
Dividends and interest receivable	13,578
Other assets	398,412
Total assets	$ 6,185,461
Liabilities and shareholders' equity	
Securities sold, not yet purchased, at market value	$ 1,123,816
Derivative contracts, at fair value	85,578
Accrued expenses and other liabilities	549,826
	1,759,220
Shareholders' equity	
Common stock, $.10 par value, authorized 500,000 shares, 150 shares issued and outstanding	15
Additional paid in capital	15,323,589
Accumulated deficit	(10,897,363)
Shareholders' equity	4,426,241
Total liabilities and shareholders' equity	$ 6,185,461

See accompanying notes.

Acorn Overseas Securities Co.

Notes to Statement of Financial Condition

December 31, 2002
(Expressed in U.S. Dollars)

1. General Information and Significant Accounting Policies

Organization and Basis of Presentation

Acorn Overseas Securities Co. (the "Company") is an exempted company incorporated on February 21, 1997 in the Cayman Islands with limited liability and it commenced operations as a broker and dealer on August 1, 1997.

The Company is registered as a broker and dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

Securities transactions and related revenues and expenses are recorded in the financial statements on a trade date basis.

Basis of Accounting

The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America and are stated in U.S. dollars.

Valuation of Investments

Investments owned, securities sold, not yet purchased, and derivative contracts are stated at market or fair value with related changes in unrealized appreciation or depreciation reflected in net trading gains. Market value is generally based on quoted prices or broker or dealer quotations. In the absence of readily discernible market values, the Company carries its investments at their fair values. However, because of the inherent uncertainty of valuation, the estimated fair values may differ from the values that would have been used had a ready market for the investments existed, and the differences could be material.

Income Taxes

The financial statements do not include a provision for U.S. income taxes because the Company is not considered to be engaged in a trade or business within the United States as a result of its trading activities for its own account. The Cayman Islands currently has no income or capital gains tax.

1. General Information and Significant Accounting Policies (continued)

Derivative Contracts

Derivative contracts include options, warrants, foreign currency forward contracts and swaps, and are recorded at market or fair value. In the normal course of business, the Company enters into derivative contracts for trading purposes. Typically, derivative contracts serve as components of the Company's investment strategies and are utilized primarily to structure investments to economically match the investment objectives of the Company.

Market values are determined by using quoted market prices when available; otherwise, fair values are based on dealer quotations.

Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," approximates the carrying amounts presented in the statement of financial condition.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

(Expressed in U.S. Dollars)

2. Investments Owned and Securities Sold, Not Yet Purchased

Investments owned and securities sold, not yet purchased, at market or fair value at December 31, 2002 are:

	Investments Owned	Securities Sold, Not Yet Purchased
Common and preferred stock	$ 1,702,887	$ 714,563
Corporate debt	619,690	409,253
Government debt	66,246	–
Total marketable	2,388,823	1,123,816
Not readily marketable	1,347,061	–
	$ 3,735,884	$ 1,123,816

Securities sold, not yet purchased represent obligations of the Company to deliver specified securities. The Company is obligated to acquire the securities sold, not yet purchased at prevailing market prices in the future to satisfy these obligations. Not readily marketable securities are mostly corporate debt securities. All investments owned are pledged to the clearing brokers on terms which permit those parties to sell or pledge the securities to others subject to certain limitations.

3. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of its business, the Company trades various financial instruments and enters into various investment activities with off-balance sheet risk. These financial instruments include securities sold, not yet purchased, foreign currency forward contracts, options written and equity swap agreements. Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific terms at future dates. Each of these financial instruments contains varying degrees of off-balance sheet risk whereby changes in the market values of the underlying financial instruments may be in excess of the amounts recognized in the statement of financial condition.

(Expressed in U.S. Dollars)

3. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

The Company is engaged in writing option contracts. The premium received by the Company upon writing an option contract is recorded as a liability on the statement of financial condition. In writing an option, the Company bears the market risk of an unfavorable change in the financial instrument underlying the written option. Exercise of an option written by the Company could result in the Company selling or buying a financial instrument at a price different from the current market value.

The following table reflects the fair value of the Company's outstanding derivative financial instruments at December 31, 2002.

	Fair Value at December 31, 2002	
	Assets	**Liabilities**
Option contracts	$ 3,940	$ 1,120
Warrants	14,109	–
Swap contracts	1,412	67,014
Foreign currency forward contracts	–	17,444
	$ 19,461	$ 85,578

All option contracts are exchange traded. The settlement of these transactions is not expected to have a material effect upon the Company's statement of financial condition.

4. Receivable from Brokers

All security transactions of the Company are cleared by major securities firms, which are primarily located in the New York Metropolitan area. At December 31, 2002, the majority of receivable from brokers, investments owned and securities sold, not yet purchased are positions with and amounts due from these brokers.

5. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission ("SEC"). The Company computes its net capital under the aggregate indebtedness method, which requires that the Company maintain minimum net capital equal to the greater of $100,000 or six and two-thirds percent of aggregate indebtedness, as defined. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2002, the Company had excess net capital of $1,627,171 after giving effect to a net capital requirement of $100,000.

6. Subsequent Events

Subsequent to December 31, 2002, the Company returned capital of $1,200,000.